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3·1·2004

04001930

VF 2-26-04

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SEC FILE NUMBER
~~8-51615~~

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12-31-03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

J. SCOTT SECURITIES CORP.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

350 Indiana Street, Suite 200
(No. and Street)

Golden (City) CO (State) 80401 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joe Donahue (303) 273-0100
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EHRHARDT KEEFE STEINER & HOTTMAN PC
(Name - *if individual, state last, first, middle name*)

7979 EAST TUFTS AVE., SUITE 400 (Address) ENGLEWOOD (City) CO (State) 80237 (Zip Code)

RECEIVED FEB 25 2004 187 PROCESSING SECTION

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 03 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, John A. Scott, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of J. Scott Securities, Corp., as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT/CEO

Title

YVONNE C. THIERRY
NOTARY PUBLIC
STATE OF COLORADO

Yvonne C Thierry 2/10/04

Notary Public

My Commission Expires 09/13/2007

This report** contains (check all applicable boxes):

- [X] a. Facing page.
- [X] b. Statement of Financial Condition.
- [X] c. Statement of Income (Loss).
- [X] d. Statement of Cash Flows.
- [X] e. Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] f. Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] g. Computation of Net Capital.
- [ ] h. Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] i. Information Relating to the Possession or Control Requirement under Rule 15c3-3.
- [X] j. A Reconciliation, Including Appropriate Explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A 15c3-3.
- [ ] k. A Reconciliation Between the Audited and Unaudited Statements of Financial Condition with Respect to Methods of Consolidation.
- [X] l. An Oath or Affirmation.
- [ ] m. A Copy of the SIPC Supplemental Report.
- [ ] n. A Report Describing any Material Inadequacies Found to Exist or Found to Have Existed Since the Date of the Previous Audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

J. SCOTT SECURITIES CORP.

Financial Statements
and
Independent Auditors' Report
December 31, 2003

EKS&H Ehrhardt Keefe Steiner & Hottman PC

Certified Public Accountants
and Consultants

J. SCOTT SECURITIES CORP.

Table of Contents

EKS&H Ehrhardt Keefe Steiner & Hottman PC
Certified Public Accountants and Consultants

INDEPENDENT AUDITORS' REPORT

Board of Directors and Stockholder
J. Scott Securities Corp.
Golden, Colorado

We have audited the accompanying statement of financial condition of J. Scott Securities Corp. as of December 31, 2003, and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of J. Scott Securities Corp. as of December 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information included in the accompanying schedule is presented only for supplementary analysis purposes and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ehrhardt Keefe Steiner & Hottman PC

January 29, 2004
Denver, Colorado

7979 E. Tufts Avenue, Suite 400 Denver, Colorado 80237-2843
303 740-9400 Fax 303 740-9009

J. SCOTT SECURITIES CORP.

Statement of Financial Condition
December 31, 2003

Assets

Assets		
Cash	$	52,388
Employee advance		3,000
Furniture and equipment, net of accumulated depreciation of $4,576		2,286
Deposits		25,100
Total assets	$	82,774

Liabilities and Stockholder's Equity

Liabilities		
Commissions payable	$	10,962
Accounts payable and accrued expenses		9,153
Total liabilities		20,115
Commitments		
Stockholder's equity		
Common stock; no par value, 20,000 shares authorized; 1,000 shares issued and outstanding		-
Preferred stock; $10 par value, 100,000 shares authorized; no shares issued and outstanding		-
Retained earnings		62,659
Total stockholder's equity		62,659
Total liabilities and stockholder's equity	$	82,774

See notes to financial statements.

J. SCOTT SECURITIES CORP.

Statement of Operations
For the Year Ended December 31, 2003

Revenue	
Commissions	$ 1,796,563
Expenses	
Salaries and employee benefits	337,657
Clearance costs	109,960
Commissions	89,912
Professional services	47,803
Other operating	52,109
Regulatory fees	23,332
Rent	22,383
Depreciation	959
Total expenses	684,115
Income before income taxes	1,112,448
Income tax expense	(411,549)
Net income	$ 700,899

See notes to financial statements.

J. SCOTT SECURITIES CORP.

Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2003

	Common Stock		Retained	Total Stockholder's
	Shares	Amount	Earnings	Equity
Balance - December 31, 2002	1,000	$ -	$ 26,225	$ 26,225
Net income	-	-	700,899	700,899
Dividends paid	-	-	(664,465)	(664,465)
Balance - December 31, 2003	1,000	$ -	$ 62,659	$ 62,659

See notes to financial statements.

J. SCOTT SECURITIES CORP.

Statement of Cash Flows
For the Year Ended December 31, 2003

Cash flows from operating activities	
Net income	$ 700,899
Adjustment to reconcile net income to net cash provided by operating activities	
Depreciation	959
Changes in assets and liabilities	
Commissions receivable	35,214
Employee advance	(3,000)
Commissions payable	(11,479)
Accounts payable and accrued expenses	(6,332)
	15,362
Net cash provided by operating activities	716,261
Cash flows from financing activities	
Dividends paid	(664,465)
Net cash used in financing activities	(664,465)
Net increase in cash	51,796
Cash - beginning of year	592
Cash - end of year	$ 52,388

Supplemental disclosure of cash flow information:

The Company paid $411,549 for income taxes to its parent.

See notes to financial statements.

J. SCOTT SECURITIES CORP.

Notes to Financial Statements

Note 1 - Description of Business and Summary of Significant Accounting Policies

J. Scott Securities Corp. (the Company) was incorporated in March 1999 in Colorado and is a registered broker-dealer under the Securities and Exchange Act of 1934 (the Act). Its principal activities are executing trades for its customers.

The Company operates pursuant to Rule 15c3-3(k)(2)(B) of the Act and does not carry customer accounts or clear customer transactions. Accordingly, all transactions are executed and cleared on behalf of the Company by the Pershing Division of Donaldson, Lufkin & Jenrette Securities Corporation (Pershing) on a fully disclosed basis. The Company's agreement with Pershing provides that, as clearing broker, Pershing will keep such records of the transactions effected and cleared in the customer accounts as are customarily kept by a clearing broker pursuant to Rules 17a-3 and 17a-4 of the Act and perform all services customarily incident thereto. All customer funds and securities received, if any, are transmitted directly to Pershing. Therefore, the Company is exempt from the remaining provisions and requirements of Rule 15c3-3 of the Act.

The Company is part of a group of companies affiliated by common ownership. Accordingly, these affiliations and other related party disclosures must be taken into consideration in reviewing the accompanying financial statements. The operating results of the Company could vary significantly from those that would have been obtained had the Company operated independently.

Deposits

Deposits include $25,000 deposited with Pershing to offset certain risks assumed by Pershing related to clearing and settling securities and cash transactions on behalf of the Company's customers.

Property and Equipment

Property and equipment is stated at cost. Depreciation is provided utilizing the straight-line method over the estimated useful lives for owned assets, ranging from 3 to 5 years.

Income Taxes

The Company files a consolidated return with its parent. Income tax expense (benefit) is allocated based on the Company's proportionate share of income or loss included in the consolidated return. The Company recognizes deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the financial statements or tax returns. Deferred tax liabilities and assets are determined based on the difference between the financial statement and tax basis of assets and liabilities using enacted tax rates in effect for the years in which the differences are expected to reverse. The measurement of deferred tax assets is reduced, if necessary, by the amount of any tax benefits that, based on available evidence, are not expected to be realized. There are no significant differences that will result in deferred tax assets and liabilities.

Revenue Recognition

Revenue from stock transactions is recorded on a trade date basis, which is the date that a transaction is executed. The Company recognizes revenue from life insurance contracts upon the issuance of the underlying life insurance policy.

Note 1 - Description of Business and Summary of Significant Accounting Policies (continued)

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Advertising Costs

The Company expenses advertising costs as incurred.

Fair Value of Financial Instruments

The carrying amounts of financial instruments including cash, advances, accounts payable and accrued expenses approximated fair value as of December 31, 2003 because of the relatively short maturity of these instruments.

Note 2 - Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Commission, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio (aggregate indebtedness to net capital) may fluctuate on a daily basis.

According to Rule 15c3-1, the Company's net capital ratio shall not exceed 15 to 1. As of December 31, 2003, the net capital data is as follows:

Net Capital	Minimum Capital Requirement	Aggregate Indebtedness	Capital Ratio
$ 57,273	$ 5,000	$ 20,115	0.35 to 1

Note 3 - Commitments

Operating Leases

The Company entered a lease agreement through June 2007 with its parent company for its offices. The monthly rent is approximately $2,000 subject to increases based upon the consumer price index. The Company also leased various office equipment under separate operating leases with its parent company which expired in 2003.

Rent expense under all operating leases was $22,383 for the year ended December 31, 2003.

J. SCOTT SECURITIES CORP.

Notes to Financial Statements

Note 3 - Commitments (continued)

Minimum lease payments are approximately as follows:

Year Ending December 31,		
2004	$	24,000
2005		24,300
2006		24,700
2007		12,400
	$	85,400

Note 4 - Related Party Transactions

Salaries and employee benefits for the year ended December 31, 2003 includes approximately $110,000 in allocated salaries of certain officers who performed duties for affiliated companies in addition to the services they provided to the Company. Payroll is allocated between 50 percent and 75 percent of total salaries earned by the officers.

ACCOMPANYING INFORMATION

J. SCOTT SECURITIES CORP.

Computation of Aggregate Indebtedness and Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission
As of December 31, 2003

Net capital		
Total stockholder's equity	$	62,659
Deductions and/or charges:		
Furniture and equipment, net		2,286
Deposits		100
Employee advance		3,000
Net capital	$	57,273
Computation of basic net capital requirements		
Minimum net capital required	$	5,000
Net capital in excess of minimum requirement	$	52,273
Ratio of aggregate indebtedness to net capital		0.35 to 1
Aggregate Indebtedness		
Accounts payable and accrued expenses	$	20,115

Reconciliation With Company's Computation

There is no difference from the Company's computations included in its Part II of Form X-17A-5 as of December 31, 2003 and the audited computation above.

EKS&H Ehrhardt Keefe Steiner & Hottman PC

Certified Public Accountants and Consultants

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5

The Board of Directors and Stockholder
J. Scott Securities Corp.
Denver, Colorado

In planning and performing our audit of the financial statements and supplemental schedules of J. Scott Securities Corp. for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c-3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by Rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in conformity with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

7979 E. Tufts Avenue, Suite 400 Denver, Colorado 80237-2843
303 740-9400 Fax 303 740-9009

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ehrhardt Keefe Steiner & Hottman PC

January 29, 2004
Denver, Colorado

FORM X-17A-5	**FOCUS REPORT** (Financial and Operational Combined Uniform Single Report) **Part IIA Quarterly 17a-5(a)** INFORMATION REQUIRED OF BROKERS AND DEALERS PURSUANT TO RULE 17

COVER

Select a filing method: Basic ◉ Alternate ○ [0011]

Name of Broker Dealer: J. SCOTT SECURITIES CORP. [0013]

SEC File Number: 8- 51615 [0014]

Address of Principal Place of Business: 350 INDIANA STREET, SUITE 200 [0020]

GOLDEN [0021] CO [0022] 80401 [0023]

Firm ID: 47007 [0015]

For Period Beginning 10/01/2003 [0024] And Ending 12/31/2003 [0025]

Name and telephone number of person to contact in regard to this report:

Name: Brad Dowell [0030] Phone: (303)928-1190 [0031]

Name(s) of subsidiaries or affiliates consolidated in this report:

Name: ______ [0032] Phone: ______ [0033]

Name: ______ [0034] Phone: ______ [0035]

Name: ______ [0036] Phone: ______ [0037]

Name: ______ [0038] Phone: ______ [0039]

Does respondent carry its own customer accounts? Yes ○ [0040] No ◉ [0041]

Check here if respondent is filing an audited report ☐ [0042]

ASSETS

Consolidated ○ [0198] Unconsolidated ◉ [0199]

		Allowable	Non-Allowable	Total
1.	Cash	52,388 [0200]		52,388 [0750]
2.	Receivables from brokers or dealers:			
	A. Clearance account	25,000 [0295]		
	B. Other	[0300]	100 [0550]	25,100 [0810]
3.	Receivables from non-customers	[0355]	3,000 [0600]	3,000 [0830]
4.	Securities and spot commodities owned, at market value:			
	A. Exempted securities	[0418]		
	B. Debt securities	[0419]		
	C. Options	[0420]		
	D. Other securities	[0424]		
	E. Spot commodities	[0430]		0 [0850]
5.	Securities and/or other investments not readily marketable:			
	A. At cost [0130]			
	B. At estimated fair value	[0440]	[0610]	0 [0860]
6.	Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:	[0460]	[0630]	0 [0880]
	A. Exempted securities [0150]			
	B. Other securities [0160]			

7.	Secured demand notes market value of collateral:	[0470]	[0640]	0 [0890]
	A. **Exempted securities** [0170]			
	B. **Other securities** [0180]			
8.	Memberships in exchanges:			
	A. **Owned, at market** [0190]			
	B. **Owned, at cost**		[0650]	
	C. **Contributed for use of the company, at market value**		[0660]	0 [0900]
9.	Investment in and receivables from affiliates, subsidiaries and associated partnerships	[0480]	[0670]	0 [0910]
10.	Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization	[0490]	2,286 [0680]	2,286 [0920]
11.	Other assets	[0535]	[0735]	0 [0930]
12.	**TOTAL ASSETS**	77,388 [0540]	5,386 [0740]	82,774 [0940]

LIABILITIES AND OWNERSHIP EQUITY

Liabilities	A.I. Liabilities	Non-A.I. Liabilities	Total
13. Bank loans payable	[1045]	[1255]	0 [1470]
14. Payable to brokers or dealers:			
A. **Clearance account**	[1114]	[1315]	0 [1560]
B. **Other**	[1115]	[1305]	0 [1540]
15. Payable to non-customers	[1155]	[1355]	0 [1610]
16. Securities sold not yet purchased, at market value		[1360]	0 [1620]
17. Accounts payable, accrued liabilities, expenses and other	20,115 [1205]	[1385]	20,115 [1685]
18. Notes and mortgages payable:			
A. **Unsecured**	[1210]		0 [1690]
B. **Secured**	[1211]	[1390]	0 [1700]
19. Liabilities subordinated to claims of general creditors:			
A. **Cash borrowings:**		[1400]	0 [1710]
1. **from outsiders** [0970]			
2. **Includes equity subordination (15c3-1(d)) of** [0980]			
B. **Securities borrowings, at market value:**		[1410]	0 [1720]
from outsiders [0990]			
C. **Pursuant to secured demand note collateral agreements:**		[1420]	0 [1730]
1. **from outsiders**			

[1000]

2. **Includes equity subordination (15c3-1(d)) of**

[1010]

	D. Exchange memberships contributed for use of company, at market value		[1430]	0 [1740]
	E. Accounts and other borrowings not qualified for net capital purposes	[1220]	[1440]	0 [1750]
20.	**TOTAL LIABLITIES**	20,115 [1230]	0 [1450]	20,115 [1760]

Ownership Equity

		Total
21.	Sole proprietorship	[1770]
22.	Partnership (limited partners [1020])	[1780]
23.	Corporations:	
	A. Preferred stock	[1791]
	B. Common stock	1,000 [1792]
	C. Additional paid-in capital	[1793]
	D. Retained earnings	61,659 [1794]
	E. Total	62,659 [1795]
	F. Less capital stock in treasury	[1796]
24.	**TOTAL OWNERSHIP EQUITY**	62,659 [1800]
25.	**TOTAL LIABILITIES AND OWNERSHIP EQUITY**	82,774 [1810]

STATEMENT OF INCOME (LOSS)

Period Beginning 10/01/2003 [3932] Period Ending 12/31/2003 [3933] Number of months 3 [3931]

REVENUE

1.	Commissions:	
a.	**Commissions on transactions in exchange listed equity securities executed on an exchange**	156,669 [3935]
b.	**Commissions on listed option transactions**	[3938]
c.	**All other securities commissions**	[3939]
d.	**Total securities commissions**	156,669 [3940]
2.	Gains or losses on firm securities trading accounts	
a.	**From market making in options on a national securities exchange**	[3945]
b.	**From all other trading**	[3949]
c.	**Total gain (loss)**	0 [3950]
3.	Gains or losses on firm securities investment accounts	[3952]
4.	Profit (loss) from underwriting and selling groups	[3955]
5.	Revenue from sale of investment company shares	252,716 [3970]
6.	Commodities revenue	[3990]
7.	Fees for account supervision, investment advisory and administrative services	[3975]
8.	Other revenue	34,110 [3995]
9.	Total revenue	443,495 [4030]

EXPENSES

10.	Salaries and other employment costs for general partners and voting stockholder officers	35,961 [4120]
11.	Other employee compensation and benefits	86,859 [4115]
12.	Commissions paid to other broker-dealers	[4140]
13.	Interest expense	[4075]
a.	**Includes interest on accounts subject to subordination agreements** [4070]	
14.	Regulatory fees and expenses	19,558 [4195]
15.	Other expenses	51,485 [4100]
16.	Total expenses	193,863

NET INCOME

			[4200]
17.	Net Income(loss) before Federal Income taxes and items below (Item 9 less Item 16)		249,632 [4210]
18.	Provision for Federal Income taxes (for parent only)		[4220]
19.	Equity in earnings (losses) of unconsolidated subsidiaries not included above		[4222]
	a. **After Federal income taxes of**	[4238]	
20.	Extraordinary gains (losses)		[4224]
	a. **After Federal income taxes of**	[4239]	
21.	Cumulative effect of changes in accounting principles		[4225]
22.	Net income (loss) after Federal income taxes and extraordinary items		249,632 [4230]

MONTHLY INCOME

23.	Income (current monthly only) before provision for Federal income taxes and extraordinary items	88,608 [4211]

EXEMPTIVE PROVISIONS

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based

A. (k) ☐ [4550]
(1)–Limited business (mutual funds and/or variable annuities only)

B. (k) ☐ [4560]
(2)(i)–"Special Account for the Exclusive Benefit of customers" maintained

C. (k) ☑ [4570]
(2)(ii)–All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm(s)

Clearing Firm SEC#s	Name	Product Code
8- 17574 [4335A]	PERSHING LLC [4335A2]	All [4335B]
8- [4335C]	[4335C2]	[4335D]
8- [4335E]	[4335E2]	[4335F]
8- [4335G]	[4335G2]	[4335H]
8- [4335I]	[4335I2]	[4335J]

D. (k) ☐ [4580]
(3)–Exempted by order of the Commission

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition		62,659 [3480]
2.	Deduct ownership equity not allowable for Net Capital		[3490]
3.	Total ownership equity qualified for Net Capital		62,659 [3500]
4.	Add:		
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital		0 [3520]
	B. Other (deductions) or allowable credits (List)		
	[3525A]	[3525B]	
	[3525C]	[3525D]	
	[3525E]	[3525F]	0 [3525]
5.	Total capital and allowable subordinated liabilities		62,659 [3530]
6.	Deductions and/or charges:		
	A. Total nonallowable assets from Statement of Financial Condition (Notes B and C)	5,386 [3540]	
	B. Secured demand note deficiency	[3590]	
	C. Commodity futures contracts and spot commodities - proprietary capital charges	[3600]	
	D. Other deductions and/or charges	[3610]	-5,386 [3620]
7.	Other additions and/or credits (List)		
	[3630A]	[3630B]	
	[3630C]	[3630D]	
	[3630E]	[3630F]	0 [3630]
8.	Net capital before haircuts on securities positions		57,273 [3640]
9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):		
	A. Contractual securities commitments	[3660]	
	B. Subordinated securities borrowings	[3670]	
	C. Trading and investment securities:		

1. **Exempted securities**		[3735]	
2. **Debt securities**		[3733]	
3. **Options**		[3730]	
4. **Other securities**		[3734]	
D. **Undue Concentration**		[3650]	
E. **Other (List)**			
	[3736A]	[3736B]	
	[3736C]	[3736D]	
	[3736E]	[3736F]	
		0 [3736]	0 [3740]
10. Net Capital			57,273 [3750]

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6-2/3% of line 19)	1,341 [3756]
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note(A)	5,000 [3758]
13. Net capital requirement (greater of line 11 or 12)	5,000 [3760]
14. Excess net capital (line 10 less 13)	52,273 [3770]
15. Excess net capital at 1000% (line 10 less 10% of line 19)	55,261 [3780]

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition			20,115 [3790]
17. Add:			
A. **Drafts for immediate credit**		[3800]	
B. **Market value of securities borrowed for which no equivalent value is paid or credited**		[3810]	
C. **Other unrecorded amounts (List)**			

	[3820A]	[3820B]	
	[3820C]	[3820D]	
	[3820E]	[3820F]	
		0 [3820]	0 [3830]
19. Total aggregate indebtedness			20,115 [3840]
20. Percentage of aggregate indebtedness to net capital (line 19 / line 10)			% 35 [3850]

OTHER RATIOS

21. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)	% 0 [3860]

SCHEDULED WITHDRAWALS

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

Type of Proposed Withdrawal or Accrual	Name of Lender or Contributor	Insider or Outsider	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	Withdrawal or Maturity Date (MMDDYYYY)	Expect to Renew
_ [4600]	[4601]	[4602]	[4603]	[4604]	[4605]
_ [4610]	[4611]	[4612]	[4613]	[4614]	[4615]
_ [4620]	[4621]	[4622]	[4623]	[4624]	[4625]
_ [4630]	[4631]	[4632]	[4633]	[4634]	[4635]
_ [4640]	[4641]	[4642]	[4643]	[4644]	[4645]
_ [4650]	[4651]	[4652]	[4653]	[4654]	[4655]
_ [4660]	[4661]	[4662]	[4663]	[4664]	[4665]
_ [4670]	[4671]	[4672]	[4673]	[4674]	[4675]
_ [4680]	[4681]	[4682]	[4683]	[4684]	[4685]
_ [4690]	[4691]	[4692]	[4693]	[4694]	[4695]
		TOTAL $	0 [4699]		

Omit Pennies

Instructions Detail listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and payments of liabilities secured by fixed assets (which are considered allowable assets in the capital computation pursuant to Rule 15c3-1(c)(2)(iv)), which could be required by the lender on demand or in less than six months.

Withdrawal Code	Description
1	Equity Capital
2	Subordinated Liabilities
3	Accruals
4	15c3-1(c)(2)(iv) Liabilities

STATEMENT OF CHANGES

STATEMENT OF CHANGES IN OWNERSHIP EQUITY
(SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1.	Balance, beginning of period			74,586 [4240]
	A.	Net income (loss)		249,632 [4250]
	B.	Additions (includes non-conforming capital of	[4262])	[4260]
	C.	Deductions (includes non-conforming capital of	[4272])	-261,559 [4270]
2.	Balance, end of period (From item 1800)			62,659 [4290]

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS

3.	Balance, beginning of period		[4300]
	A.	Increases	[4310]
	B.	Decreases	[4320]
4.	Balance, end of period (From item 3520)		0 [4330]